

August 16, 2006

Mail Stop 7010

By U.S. Mail and facsimile to (561) 208-0166

Stephen J. Ruzika
Chief Executive Officer and President
Devcon International Corp.
595 South Federal Highway
Suite 500
Boca Raton, Florida 33432

> **Re:** **Devcon International Corp.**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed July 31, 2006**
> **File No. 000-07152**

Dear Mr. Ruzika:

We have reviewed your submission and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. The proxy statement should begin with the Summary Term Sheet, followed by the Table of Contents. The Summary Term Sheet should set forth the principal terms of the transaction with Guardian, not recite information contained elsewhere in the document. It should also be concise. Please revise. For further guidance, see Item 1001 of Regulation M-A, and review Section II.F.2.a. of SEC Release No. 33-7760.

Security Ownership, page 8

2. We note your response to comment 5 of our letter dated June 19, 2006. The sum of the shares beneficially owned by Mr. Rochon as disclosed in note 8 appears to equal 7,524,666 shares, while the table represents his beneficial ownership of 7,386,474 shares. Please revise to address this discrepancy.

3. We note that several cross-references in the footnotes to the security ownership table refer readers to the incorrect footnote. For example, footnote 15 provides a cross-reference to a discussion of Mr. Ruzika's holdings in footnote 12, whereas the discussion appears in footnote 11. Similarly, footnote 16 refers readers to the discussion regarding the holdings of "Messrs. Rochon and Ferrari as described in footnotes (9) and (10)," while such discussion appears in footnote 8 and 9, respectively. Please revise these and other references to ensure their consistency.

Arrangements Possibly Resulting in a Change in Control, page 13

4. Please revise your discussion in this section to state whether the entry of several of your shareholders into the February 10, 2006, Securities Purchase Agreement constituted a change in control under Florida law. If you determine that a change in control occurred, provide each of the disclosures required by Item 6(e) of Schedule 14A.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 55

5. We note that on June 13, 2006, you executed a letter of intent to sell certain subsidiaries and net assets that collectively comprise your Construction Division. Please provide us your significance tests that demonstrate this disposal does not meet the significance thresholds in Rule 11-01(b) of Regulation S-X for inclusion in the pro forma financial statements.

6. You reference Note 19 for your pro forma adjustments to interest (expense) income, net for the preferred stock, warrant issuance and credit facility for the fiscal year ended December 31, 2005 and the three-months ended March 31, 2006. However, it appears that the portion of the adjustment related to the interest expense for the Credit Facility is in Note 20. Please include the proper reference for the adjustment. Please also revise your disclosure to state the components of the adjustment to interest (expense) income, net and to explain how each component was derived. For example, please provide sufficient information for the Credit Facility interest expense adjustment to allow investors to recalculate the adjustment. In addition, it appears that the interest rate for the Credit Facility is variable. As such, disclose the effect on income of a 1/8 percent variance in interest rates.

7. In Note 20 on page 75, you continue to include the statement, "[i]n accordance with EITF 00-19, due to the existence of these conditions, the Preferred Stock is required to be accounted for as a derivative instrument liability, and in accordance with SFAS 133, the embedded derivative [is] classified as a liability and marked to market." As previously requested, please revise this statement to clarify that the Series A convertible preferred stock is not a derivative instrument, but rather

the host instrument. The Series A convertible preferred stock's embedded derivatives are required to be classified as liabilities and marked-to-market in accordance with EITF 00-19 and SFAS 133.

8. Please revise your disclosure in Note 20 to explain how you arrived at an adjustment to derivative instruments of $12,770,000. Specifically, state:
   - the fair value of the warrants already recognized in your historical financial statements as of March 31, 2006;
   - the fair value of the purchase rights derivative in your historical financial statements as of March 31, 2006, which are being removed for pro forma purposes; and
   - the fair value of the compound embedded derivative for the Series A convertible preferred stock as of March 31, 2006, which are being recognized for pro forma purposes.

9. Please revise your disclosure in Note 20 to discuss the factors that are causing the significant declines in the fair values of your warrants and compound embedded derivatives for the Series A convertible preferred stock.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or Nili Shah, Accounting Branch Chief, at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Jaret L. Davis, Esq. (*via facsimile* 305/579-0717)
        Greenberg Traurig, P.A.
        1221 Brickell Avenue
        Miami, Florida 33131